July 5, 2024

Wajid Ali
Chief Financial Officer
Lumentum Holdings Inc.
1001 Ridder Park Drive
San Jose, CA 95131

       Re: Lumentum Holdings Inc.
           Form 10-K for Fiscal Year Ended July 1, 2023
           Response dated May 9, 2024
           File No. 1-36861
Dear Wajid Ali:

       We have reviewed your May 9, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 11, 2024 letter.

Form 8-K filed August 17, 2023
Exhibit 99.1

1. We have considered your response to prior comment 1 regarding non-GAAP adjustments for incremental cost of sales related to components previously acquired from various brokers to satisfy customer demand. Although your purchases on the secondary market
       were for    many multiples of the price charged by the customary
supplier of the product   ,
       it does not appear that a non-GAAP adjustment for the incremental costs charged by third-
       party brokers over the standard purchase price of such goods is consistent with Question
       100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations
       on Non-GAAP Financial Measures. Please further explain why this adjustment is not a normal operating expense or remove it from your non-GAAP reconciliations.
2. Your response to prior comment 1 regarding the non-GAAP adjustment for net excess and obsolete inventory charges explains that the amount recognized relates to products that could no longer be sold to Huawei and could not be sold to any other customer. Please
 July 5, 2024
Page 2

       explain why these products could not be sold to another customer. In addition, more fully describe how your business was affected by the loss of Huawei as a customer.
3. You address your non-GAAP adjustment for abnormal excess capacity in your response to prior comment 1. Please further address the following:
           Your response notes the non-GAAP adjustments for abnormal excess capacity are attributable to three discrete factors. Tell us how the amount of the non-GAAP adjustment was calculated and quantify the amount associated with each of the three factors you identified.
           Your response dated March 15, 2024, referred to continued depreciation on equipment and facilities that are winding down and will have minimal production.
           Clarify why you believe minimal production is a factor that supports an adjustment to your non-GAAP measures for depreciation expense.
           Clarify the nature of the additional costs and expenses related to the restructuring of your manufacturing operations to eliminate the additional excess capacity associated with products you historically sold to Huawei. As part of your response, tell us whether the facilities where these costs and expenses were incurred continued to operate in the periods when these non-GAAP adjustments were made. For your non-GAAP adjustment for underutilized manufacturing capacity, your
           response identifies factors such as customers cutting their orders and not taking shipments you had originally projected. Explain why a non-GAAP adjustment for manufacturing capacity you enabled based on previously forecasted demand is consistent with Question 100.01 of the Division of Corporation Finance's Compliance
           & Disclosure Interpretations on Non-GAAP Financial Measures.
           For amounts related to post-acquisition facility consolidation, your response refers to excess capacity charges during periods where production lines and facilities are being shut down, transferred, and requalified in new facilities. Explain how these amounts relate to your restructuring activities and how the costs that are part of the adjustment differ from the amounts noted in the Restructuring and Related Charges footnote in your Form 10-Q for the period ended March 30, 2024. In addition, describe the extent of the operations that continued to occur at facilities you planned to close.
4. Your response to prior comment 2 explains your non-GAAP adjustment for litigation matters. Please further explain why charges incurred in connection with offensive intellectual property litigation are considered to be a non-ordinary course litigation matter and quantify these charges.
5. You address your non-GAAP adjustment for integration-related costs in your response to prior comment 2. Please further address the following:
           Quantify the amounts associated with each of the four types of costs incurred to consolidate and restructure your manufacturing and facilities footprint following your acquisition of NeoPhotonics Corporation.
           Tell us the types of activities being performed by employees dedicated to transfer and requalification in the new facility and the period of these activities (i.e., until their firm termination date).
           Your response explains that, for non-GAAP purposes, you exclude the depreciation
           on idle equipment being transferred    as it represents a cost
solely attributable to the
 July 5, 2024
Page 3

           integration of the acquired business   . As your response also
explains that    US GAAP
           does not allow the cessation of depreciation on idle equipment once the asset is
           placed in service   , explain in further detail how you determined
that it is appropriate
           to exclude this depreciation from your non-GAAP measures.
6. Your response to prior comment 2 describes a non-GAAP adjustment for the amortization of PP&E step-ups. Please explain how your exclusion of depreciation expense attributable to acquired fixed assets is consistent with Question 100.04 of the Division of Corporation
       Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
7. Your response to prior comment 2 discusses retention agreements. Please explain, in greater detail, why retention bonuses for continuing employee are not considered to be a normal operating expense. As part of your response, describe whether these employees need to do anything other than remain employed for a set period following the acquisition to receive a retention bonus. Refer to Question 100.01 of the Division of Corporation
       Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.
8. Your response to prior comment 2 indicates your non-GAAP policy is to exclude integration costs that will not continue after a short time period after the acquisition, generally one year, on the basis that they were only incurred in order to facilitate the integration of the acquired company. Please reconcile your policy with your descriptions of non-GAAP adjustments for retention bonuses and PP&E step-ups, both of which appear to extend beyond one year.
9. Please tell us why your non-GAAP measures include an adjustment to exclude Non-cash interest expense on convertible notes and other income and expenses, net.
       Please contact Mindy Hooker at 202-551-3732 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing